UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12th Floor, No. 1 Financial Street Chang An Center,

Shijingshan District, Beijing, 100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Information

On November 17, 2017, Ambow Education Holding Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals which were approved by the majority of the shareholders:

•	to elect each of Jin Huang and Yanhui Ma to serve on the Board of Directors of the Company until the 2020 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified; and

•	to ratify the appointment of Marcum Bernstein& Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By: /s/ Jin Huang
Name: Jin Huang
Title: Chairman and Chief Executive Officer

Dated: November 17, 2017